AM 3-23-2005*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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05041171



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall Street Advisor Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place, 11th Floor
(No. and Street)

New York, NY 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Goetchius 212-709-9453
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue New York , NY 10017
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3/30/2004

3/23/05

OATH OR AFFIRMATION

I, Arthur Goetchius, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Advisor Services, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

DENIS P. KELLEHER
Notary Public, State of New York
No. 02KE6027093
Qualified in New York County
Commission Expires June 28, 2007

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2005
WASH, D.C.
213
SECTION

Wall Street Advisor Services LLC

Statement of Financial Condition
December 31, 2004

Wall Street Advisor Services LLC
Index
December 31, 2004

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members
of Wall Street Advisor Services LLC

In our opinion, the accompanying statement of financial condition present fairly, in all material respects, the financial position of Wall Street Advisor Services LLC (the "Company") at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



February 28, 2005

Wall Street Advisor Services LLC
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 560,000
Prepaid expenses	38,195
Securities owned, at fair value	11,340
Total assets	$ 609,535
Liabilities and Members' Equity	
Liabilities	
Payable to affiliate	$ 84,628
Accrued liabilities	40,240
Total liabilities	124,868
Members' equity	484,667
Total liabilities and members' equity	$ 609,535

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Business

Wall Street Advisor Services LLC (the "Company") is a 90% owned subsidiary of DST Systems, Inc. The remaining 10% is owned by Wall Street Access. Currently, there is limited business being conducted by the Company while its infrastructure and business model is being revised. The Company is a broker-dealer formed under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the National Association of Securities Dealers, Inc. ("NASD").

2. Summary of Significant Accounting Policies

Securities Transactions

Transactions in securities owned are recorded on a trade date basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Interest on cash equivalents is recognized as revenue when earned.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Fair Value of Financial Instruments

Securities owned are reported in the statement of financial condition at fair value. There is no liquid market for these securities and consequently the estimated value may differ from the value that would have been used had a ready market existed for the investment.

4. Related Party Transactions

Payable to affiliates of $84,628 represents amounts due to an affiliated entity for amounts which were paid on behalf of Wall Street Advisor Services LLC. Certain services related to communications, occupancy and other administrative expenses are provided to the Company by affiliated entities.

5. Net Capital and Customer Reserve Requirements

As a registered broker-dealer and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires that the Company maintain minimum net capital, as defined, of 6.67% of aggregate indebtedness or $250,000, whichever is greater. The Company had net capital at December 31, 2004 of $423,932, which exceeded its net capital requirement by $173,932.

The Company is a clearing broker, however, it has not fully commenced operations as a clearing broker and as such has no customer accounts. Consequently, at December 31, 2004, there are no amounts required to be reserved in accordance with SEC Rule 15c3-3.